UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ___________________
OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from December 1, 2018 to December 31, 2018

Commission File Number 001-14920

THE McCORMICK 401(K) RETIREMENT PLAN
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Full title of plans
McCORMICK & COMPANY, INCORPORATED
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statements of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

DATE:	May 22, 2019	By:	/s/ Lisa B. Manzone
Lisa B. Manzone
Senior Vice President - Human Relations and Plan Administrator

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of December 31, 2018 and November 30, 2018 and 2017

AS OF DECEMBER 31, 2018 AND NOVEMBER 30, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee
McCormick & Company, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the McCormick & Company, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2018, November 30, 2018 and November 30, 2017, and the related statement of changes in net assets available for benefits for the one month ended December 31, 2018 and the year ended November 30, 2018, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, November 30, 2018 and November 30, 2017, and the changes in net assets available for benefits for the one month ended December 31, 2018 and the year ended November 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities Exchanges Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, in 4i - Schedule of Assets (Held at End of Year) as of November 30, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion, on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

We have served as the Plan’s auditor since 2010.

Hunt Valley, Maryland
May 17, 2019

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2018 and November 30, 2018 and 2017

	December 31, 2018	November 30, 2018	November 30, 2017
ASSETS
Cash	$—	$651	$—

Investments – at fair value, participant-directed:
McCormick & Company Incorporated common stock fund	248,830,664	270,048,774	198,729,544
Mutual funds:
Equity funds	252,106,234	279,370,965	280,054,850
Bond funds	36,826,988	35,760,001	34,016,607
Balanced funds	146,527,785	149,560,202	121,905,413
Pooled, common and collective fund at net asset value	49,044,359	50,064,749	43,193,317
Total Investments at Fair Value	733,336,030	784,804,691	677,899,731
Receivables:
Notes receivable from participants	9,760,271	9,844,372	9,220,462
Employer contributions	1,204,191	3,856,691	—
Employee contributions	—	126,603	—
Total Receivables	10,964,462	13,827,666	9,220,462

Net Assets Available for Benefits	$744,300,492	$798,633,008	$687,120,193
The accompanying notes are an integral part of these financial statements.

2

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the One Month Ended December 31, 2018 and the Twelve Months Ended November 30, 2018

Additions	One month ended December 31, 2018	Twelve months ended November 30, 2018

Investment income:
Dividends and interest	$5,129,862	$11,539,249
Net (depreciation) appreciation of investments	(57,383,868)	88,154,216
Total investment (loss) income	(52,254,006)	99,693,465

Interest on notes receivable from participants	46,318	462,065

Contributions:
Employer contributions	2,103,814	17,397,792
Employee contributions	1,584,834	23,333,236
Rollover	200,360	23,470,248
Total contributions	3,889,008	64,201,276
Total (Subtractions) Additions	(48,318,680)	164,356,806

Deductions
Participant withdrawals	6,012,212	52,327,910
Administrative expenses	1,624	516,081
Total Deductions	6,013,836	52,843,991

Net (decrease) increase	(54,332,516)	111,512,815
Net assets available for benefits, beginning of year	798,633,008	687,120,193
Net Assets Available for Benefits, End of Year	$744,300,492	$798,633,008
The accompanying notes are an integral part of these financial statements.

3

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

1.	DESCRIPTION OF THE PLAN

General

The McCormick 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by McCormick & Company, Incorporated (the Company, McCormick or the Plan Sponsor), which incorporates a 401(k) savings and investment option. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2018, the Company changed the year end for the Plan from November 30 to December 31 effective December 1, 2018. The accompanying Statements of Net Assets Available for Benefits as of December 31 and November 30, 2018, Statements of Changes in Net Assets Available for Benefits, along with the related notes to the financial statements, cover December 31, 2018 and the one month then ended, November 30, 2018 and the twelve months then ended, and November 30, 2017 and, if applicable, the twelve months then ended.

The McCormick & Company, Incorporated Common Stock Fund (the Fund) invests principally in common stock of the Plan Sponsor. The Plan provides that the McCormick & Company, Incorporated Common Stock Fund investment option is designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick common stock to elect to receive, in cash, dividends that are paid on McCormick common stock held in their 401(k) retirement plan accounts. Dividends may also be reinvested.

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the Plan document.
Contributions

Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. Prior to December 1, 2018, the Company and participating subsidiaries provided a matching contribution of 100% of the first 3% of an employee’s contribution and 50% on the next 2% of the employee’s contribution. Effective December 1, 2018, the Company and participating subsidiaries provide a matching contribution equal to 100% of the first 3% of an employee’s contribution and 66 2/3% on the next 3% of the employee’s contribution. Employees are automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate is increased by 1% per year (up to a maximum of 10% or the IRS contribution limit). McCormick also makes an annual profit sharing contribution of 3% of eligible earnings to participants’ accounts if participants are employed on the end of the Plan’s year end (in addition to the company match, which is applied as employee contributions are deposited). Effective December 1, 2018, the profit sharing contribution is applicable to all participating employees. Prior to December 1, 2018, the profit sharing contribution applied to participating employees who were hired after December 31, 2011.

Effective December 1, 2018, and for a period of up to 24 months, the Company will also make an annual transition credit contribution to participants’ accounts for employees who were hired prior to January 1, 2012. The transition credit contribution ranges from zero to 8%, depending upon the participant's date of hire and the participant's age and full years of service as of November 30, 2018. Transition credit contributions are a percentage of eligible earnings up to the IRS limit for 401(k) plans. Generally, the participant must be an active employee on December 31 of 2019 and 2020 to receive the transition credit contribution.

4

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

During the twelve months ended November 30, 2018, the Plan received $20,115,599 in rollover contributions from participants that were previously employed by Reckitt Benckiser's Food Division, which was acquired by the Company in August 2017.

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on his or her behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. Any applicable 3% annual profit sharing and transition credit contributions vest when an employee has 3 years of service or reaches age 55, if sooner.

Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The interest rate applied to the loans is Wells Fargo’s current prime lending rate +1%, or such other rate as is prescribed based on periodic evaluations by the Company. Current participant loans bear interest at rates ranging from 4.25% to 9.75% and are secured by the participant’s account.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant.

Benefit Payments
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan document.

Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000 automatically will be paid directly to the participant and those greater than $1,000 will be rolled over to an IRA designated by the Plan Administrator.

5

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

Forfeited Accounts
At December 31, 2018, there were no forfeited non-vested accounts. At November 30, 2018 and 2017, forfeited non-vested accounts totaled $196,789 and $162,253, respectively. These accounts were used to reduce future employer contributions. During the one month ended December 31, 2018, forfeitures of $196,789 were used to reduce employer contributions. During years ended November 30, 2018 and 2017, forfeitures of $162,253 and $101,832, respectively, were used to reduce employer contributions.

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.

6

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

Net appreciation (depreciation) in fair value of investments included in the accompanying statements of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

The Fund is tracked on a unitized basis. The Fund consists of McCormick common stock voting and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs, and the Unitizing Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of December 31, 2018, 6,700,216 units were outstanding with a value of approximately $37.14 per unit and the Fund held 1,765,154 shares of McCormick common stock with an aggregate value of $245,028,678, and the Wells Fargo Short-Term Investment Money Market Fund with a value of $3,801,986. As of November 30, 2018, 6,740,705 units were outstanding with a value of approximately $40.06 per unit and the Fund held 1,777,277 shares of McCormick common stock with an aggregate value of $266,438,254, and the Wells Fargo Short-Term Investment Money Market Fund of with a value of $3,610,520. As of November 30, 2017, 7,230,549 units were outstanding with a value of approximately $27.48 per unit and the Fund held 1,933,896 shares of McCormick common stock with an aggregate value of $197,168,333, and the Wells Fargo Short-Term Investment Money Market Fund with a value of $1,561,211.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for credit losses has been recorded as of December 31, 2018 and November 30, 2018 and 2017.

Contributions

Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. Employer contributions for profit sharing and transition credits are typically funded after the Plan year-end.

Payment of Benefits

Benefits and withdrawals are recorded when paid.

Administrative Expenses

Administrative expenses include trustee and custodian fees as well as other administrative expenses directly associated with the Plan. A flat quarterly maintenance fee is deducted from each participant’s account for certain administrative expenses of the Plan. Fees for individual services, such as withdrawals or loan initiation, are charged to and paid by the requesting participant.

7

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the one month ended December 31, 2018 and twelve months ended November 30, 2018, the Plan’s investments (including investments bought, sold, or held throughout the year) (decreased) increased in value by ($57,383,868) and $88,154,216, respectively, as follows

	One month ended December 31, 2018	Twelve months ended November 30, 2018
McCormick & Company, Incorporated common stock fund	$(19,759,499)	$86,987,037
Pooled, common and collective funds at net asset value	90,107	989,020
Mutual funds	(37,714,476)	178,159
Total	$(57,383,868)	$88,154,216

Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

8

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2018 and November 30, 2018 and 2017.
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled, common and collective trusts: Valued at NAV of the underlying investments. The collective trust funds' estimated value is NAV, exclusive of the adjustment to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and November 30, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$252,106,234	$—	$—	$252,106,234
Bond funds	36,826,988	—	—	36,826,988
Balanced funds	146,527,785	—	—	146,527,785
McCormick & Company, Incorporated common stock fund	248,830,664	—	—	248,830,664
Total assets in the fair value hierarchy	$684,291,671	$—	$—	684,291,671
Pooled, common and collective fund (a)				49,044,359
Total Investments at fair value				$733,336,030

	Assets at Fair Value as of November 30,2018
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$279,370,965	$—	$—	$279,370,965
Bond funds	35,760,001	—	—	35,760,001
Balanced funds	149,560,202	—	—	149,560,202
McCormick & Company, Incorporated common stock fund	270,048,774	—	—	270,048,774
Total assets in the fair value hierarchy	$734,739,942	$—	$—	734,739,942
Pooled, common and collective fund (a)				50,064,749
Total Investments at fair value				$784,804,691

9

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

	Assets at Fair Value as of November 30,2017
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$280,054,850	$—	$—	$280,054,850
Bond funds	34,016,607	—	—	34,016,607
Balanced funds	121,905,413	—	—	121,905,413
McCormick & Company, Incorporated common stock fund	198,729,544	—	—	198,729,544
Total assets in the fair value hierarchy	$634,706,414	$—	$—	634,706,414
Pooled, common and collective fund (a)				43,193,317
Total Investments at fair value				$677,899,731

(a) In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of December 31, 2018 and November 30, 2018 and 2017, respectively.

Investment	December 31, 2018	November 30, 2018	November 30, 2017	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$49,044,359	$50,064,749	$43,193,317	Monthly/ Quarterly	None

The Wells Fargo Stable Return Fund N (the Stable Return Fund) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principles generally accepted in the United States.

4.	TRANSACTIONS WITH RELATED PARTIES

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

A portion of the administrative expenses were paid by the Plan Sponsor and reimbursed by the Plan during the one month ended December 31, 2018 and the twelve months ended November 30, 2018 and 2017. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

10

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

5.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) in a letter, dated October 23, 2017, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2018 and November 30, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

11

SUPPLEMENTAL SCHEDULE

THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of November 30, 2018
EIN 52-0408290, PN 004

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Incorporated common stock fund
*	McCormick & Company, Inc.	Common Stock	$266,438,254
		Money Market Fund
*	Wells Fargo Bank, N.A.	Wells Fargo Short-Term Investment Money Market Fund	3,610,520
			270,048,774
		Common and Collective Funds
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N	50,064,749
		Mutual Funds
	Affiliated Managers Group	AMG TimesSquare Small Cap Growth Fund	24,693,961
	Dodge & Cox	Dodge & Cox International Stock Fund	18,175,946
	Macquaire Group	Delaware Small Cap Value Fund	16,443,119
	T Rowe Price	T Rowe Price Growth Stock Fund	35,444,678
	DFA Securities LLC	DFA USA Large Cap Value	19,806,949
	Vanguard Group	Vanguard Institutional Index Fund	112,476,417
	Vanguard Group	Vanguard Mid Cap Index Fund	24,114,976
	Vanguard Group	Vanguard Small Cap Index Institutional Fund	17,569,630
	Vanguard Group	Vanguard Total International Stock Index Fund	10,645,289
	Dodge & Cox	Dodge & Cox Income Fund	11,521,656
	PIMCO	Pimco Global Bond Unhedged	2,127,444
	Vanguard Group	Vanguard Total Bond Market Index Fund	22,110,901
	Vanguard Group	Vanguard Target Retirement Fund	6,774,348
	Vanguard Group	Vanguard Target Retirement Fund 2015	8,837,626
	Vanguard Group	Vanguard Target Retirement Fund 2020	11,154,122
	Vanguard Group	Vanguard Target Retirement Fund 2025	39,658,153
	Vanguard Group	Vanguard Target Retirement Fund 2030	11,840,529
	Vanguard Group	Vanguard Target Retirement Fund 2035	30,921,566
	Vanguard Group	Vanguard Target Retirement Fund 2040	7,132,692
	Vanguard Group	Vanguard Target Retirement Fund 2045	20,665,401
	Vanguard Group	Vanguard Target Retirement Fund 2050	9,060,750
	Vanguard Group	Vanguard Target Retirement Fund 2055	2,503,177
	Vanguard Group	Vanguard Target Retirement Fund 2060	950,237
	Vanguard Group	Vanguard Target Retirement Fund 2065	61,601
		Total Mutual Funds	464,691,168

		Participant Loans **
*	Plan participants	Notes receivable from participants	9,844,372
		Total Investments	$794,649,063

(d)	Cost is omitted in accordance with Department of Labor CFR 2520.103-10, as all investments are participant directed.
*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 9.75%; maturity dates range from 2018 to 2038.

12

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 17, 2019, relating to the financial statements and supplemental schedule appearing in this Annual Report on Form 11-K of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. for the one month ended December 31, 2018 and the year ended November 30, 2018.

Form	Registration Number	Date Filed
S-8	333-230556	3/28/2019
S-8	333-220665	9/27/2017
S-8	333-187703	4/3/2013
S-8	333-186250	1/28/2013
S-8	333-158573	4/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	4/2/2008
S-3	333-147809	12/4/2007
S-8	333-142020	4/11/2007
S-3	333-122366	1/28/2005
S-8	333-114094	3/31/2004
S-8	333-57590	3/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	3/24/1999
S-3	333-47611	3/9/1998
S-8	333-23727	3/21/1997
/s/ SB & Company LLC
May 17, 2019
Hunt Valley, Maryland

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

v)	Statements of Net Assets Available For Benefits

vi)	Statements of Changes in Net Assets Available For Benefits

vii)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

DATE:	May 22, 2019	By:	/s/ Jim Casey
Jim Casey
Director of Finance – Mojave Foods Corporation and Plan Administrator

THE MOJAVE FOODS CORPORATION
401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of December 31, 2018 and November 30, 2018 and 2017

AS OF DECEMBER 31, 2018 AND NOVEMBER 30, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee
McCormick & Company, Incorporated
(on behalf of The Mojave Foods Corporation 401(k) Retirement Plan)

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mojave Foods Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2018, November 30, 2018 and November 30, 2017, and the related statement of changes in net assets available for benefits for the one month ended December 31, 2018 and the year ended November 30, 2018, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, November 30, 2018 and November 30, 2017, and the changes in net assets available for benefits for the one month ended December 31, 2018 and the year ended November 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities Exchanges Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, in 4i - Schedule of Assets (Held at End of Year) as of November 30, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion, on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2010.

Hunt Valley, Maryland
May 17, 2019

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2018 and November 30, 2018 and 2017

	December 31, 2018	November 30, 2018	November 30, 2017
ASSETS
Investments – at fair value, participant directed:
McCormick & Company Incorporated common stock fund	$277,193	$294,916	$186,147
Mutual funds
Equity funds	704,872	762,631	818,259
Bond funds	280,770	272,891	339,804
Balanced funds	1,827,463	1,839,737	1,826,835
Pooled, common and collective fund at net asset value	203,907	181,295	158,965
Total Investments at Fair Value	3,294,205	3,351,470	3,330,010
RECEIVABLES
Notes receivable from participants	286,820	294,558	219,390
Employer contributions	7,516	73,346	52,524
Employee contributions	—	—	5,359
Total Receivables	294,336	367,904	277,273

Net Assets Available for Benefits	$3,588,541	$3,719,374	$3,607,283
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the One Month Ended December 31, 2018 and the Twelve Months Ended November 30, 2018

	One month ended December 31, 2018	Twelve months ended November 30, 2018
Additions
Investment income:
Dividends and interest	$48,551	$60,356
Net (depreciation) appreciation of investments	(225,895)	47,619
Total investment (loss) income	(177,344)	107,975

Interest on notes receivable from participants	1,067	12,704
Contributions:
Employer contributions	7,516	73,346
Employee contributions	37,928	405,933
Rollover contributions	—	35,934
Total contributions	45,444	515,213
Total (Subtractions) Additions	(130,833)	635,892

Deductions
Participant withdrawals	—	523,653
Administrative expenses	—	148
Total Deductions	—	523,801

Net (decrease) increase	(130,833)	112,091
Net assets available for benefits, beginning of year	3,719,374	3,607,283
Net Assets Available for Benefits, End of Year	$3,588,541	$3,719,374
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

1.	DESCRIPTION OF THE PLAN

The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by the Mojave Foods Corporation (the Company or the Plan Sponsor) which incorporates a 401(k) savings and investment option. The Company is a wholly owned subsidiary of the McCormick & Company, Incorporated.
During 2018, the Company changed the year end for the Plan from November 30 to December 31 effective December 1, 2018. The accompanying Statements of Net Assets Available for Benefits as of December 31 and November 30, 2018, Statements of Changes in Net Assets Available for Benefits, along with the related notes to the financial statements, cover December 31, 2018 and the one month then ended, November 30, 2018 and the twelve months then ended, and November 30, 2017 and, if applicable, the twelve months then ended. The Plan covers substantially all part-time and full-time employees of the Company who have completed 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The McCormick & Company, Incorporated Common Stock Fund (the Fund) invests principally in common stock of the Plan Sponsor. The Plan provides that the McCormick & Company, Incorporated Common Stock Fund investment option is designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick common stock to elect to receive, in cash, dividends that are paid on McCormick common stock held in their 401(k) retirement plan accounts. Dividends may also be reinvested.
The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, vesting provisions, and investment alternatives are contained in the plan document.
Contributions
Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 60% of their earnings, subject to certain limitations. The Plan allows but does not require the Company to make matching contributions or other contributions at its discretion. Only participants employed by the Company on the last day of a Plan year are eligible to receive any Company contributions made for such plan year. During the one month ended December 31, 2018 and the twelve months ended November 30, 2018, the Company made discretionary matching contributions of 20% of eligible employee pretax contributions.

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds, as directed by the participant.
Participant Accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are vested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

Vesting
Participants are immediately vested in their contributions, earnings on their contributions, Company matching contributions and earnings on the Company contributions.
Notes Receivable from Participants

Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding unpaid loan balance during the prior 12 months, whichever is less. The Plan Sponsor determines the interest rate for loans based on the prime rate plus 1%. The loans are secured by the participant’s account, and all outstanding loans at December 31, 2018 and November 30, 2018 bear interest at a rate between 4.25% and 6.25%.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer terms are available for loans taken to purchase, construct, or substantially rehabilitate a primary home for the participant.
Payment of Benefits
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document.
Upon termination of service, a participant with an account balance greater than $1,000, may elect to rollover the balance to an Individual Retirement Account, or another qualified plan, or elect to receive a lump-sum payment equal to his or her account balance. Balances less than $1,000, will automatically be paid directly to the participant.

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good cause make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for discussion of fair value measurements.
Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimates of the individual investments held by the fund. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date
Net appreciation (depreciation) in fair value of investments included in the accompanying statements of changes in net assets available for benefits includes realized gains and losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

The Fund is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock voting and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of December 31, 2018, 7,680 units were outstanding with a value of approximately $36.09 per unit and the Fund held 1,808 shares of McCormick common stock with an aggregate value of $251,746 and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $25,447. As of November 30, 2018, 7,617 units were outstanding with a value of approximately $38.72 per unit and the Fund held 1,811 shares of McCormick common stock with an aggregate value of $271,694 and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $23,222. As of November 30, 2017, 6,855 units were outstanding with a value of approximately $27.15 per unit and the Fund held 1,661 shares of McCormick common stock with an aggregate value of $169,721, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $16,426.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for credit losses has been recorded as of December 31, 2018 and November 30, 2018 and 2017.

Contributions

Employee contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The Company match is typically funded after the Plan year end.

Administrative Expenses

The Company provides the Plan with certain management and administrative services for which no fees are charged.  Other administrative expenses incurred on behalf of the Plan are paid by the Plan Sponsor; however, participant loan service fees are paid by the Plan and included as administrative expenses.  Other fees for investment funds offered under the Plan are included as a reduction in net appreciation of investments in the accompanying statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the one month ended December 31, 2018 and the twelve months ended November 30, 2018, the Plan’s investments (including investments bought, sold, or held throughout the year) (decreased) increased in fair value by ($225,895) and $47,619, respectively, as follows:

	One month ended December 31, 2018	Twelve months ended November 30, 2018
McCormick & Company, Incorporated common stock fund	$(19,455)	$81,822
Pooled, common and collective funds at net asset value	343	3,521
Mutual funds	(206,783)	(37,724)
Total	$(225,895)	$47,619

Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2018 and November 30, 2018 and 2017.
Mutual funds: Valued at the daily closing price as reported. Mutual funds held by the Plan are open end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Pooled, common and collective trusts: Valued at NAV of the underlying investments. The collective trust funds' estimated value is NAV, exclusive of the adjustment to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and November 30, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$704,872	$—	$—	$704,872
Bond funds	280,770	—	—	280,770
Balanced funds	1,827,463	—	—	1,827,463
McCormick & Company Incorporated common stock fund	277,193	—	—	277,193
Total assets in the fair value hierarchy	$3,090,298	$—	$—	3,090,298
Pooled, common and collective fund (a)				203,907
Total Investments at fair value				$3,294,205

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

	Assets at Fair Value as of November 30, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$762,631	$—	$—	$762,631
Bond funds	272,891	—	—	272,891
Balanced funds	1,839,737	—	—	1,839,737
McCormick & Company Incorporated common stock fund	294,916	—	—	294,916
Total assets in the fair value hierarchy	$3,170,175	$—	$—	3,170,175
Pooled, common and collective fund (a)				181,295
Total Investments at fair value				$3,351,470

	Assets at Fair Value as of November 30, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$818,259	$—	$—	$818,259
Bond funds	339,804	—	—	339,804
Balanced funds	1,826,835	—	—	1,826,835
McCormick & Company Incorporated common stock fund	186,147	—	—	186,147
Total assets in the fair value hierarchy	$3,171,045	$—	$—	3,171,045
Pooled, common and collective fund (a)				158,965
Total Investments at fair value				$3,330,010

(a) In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of December 31, 2018 and November 30, 2018 and 2017, respectively.

Investment	December 31, 2018	November 30, 2018	November 30, 2017	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$203,907	$181,295	$158,965	Monthly/ Quarterly	None

The Wells Fargo Stable Return Fund N (the Stable Return Fund) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principles generally accepted in the United States.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

Notes to the Financial Statements
December 31, 2018 and November 30, 2018 and 2017

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Parent of the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

5.	INCOME TAX STATUS

The Plan was designed using a prototype Plan document which received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the Plan document was in compliance with the applicable requirements of the Internal Revenue Code (the Code).  The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the related trust is tax-exempt.
Generally accepted accounting principles in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has concluded that as of December 31, 2018 and November 30, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2015.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of November 30, 2018
EIN 52-1716935, PN 001

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Incorporated common stock fund
*	McCormick & Company	Common Stock	$271,694
		Money Market Fund
*	Wells Fargo Bank, N.A.	Wells Fargo Short-Term Investment Money Market Fund	23,222
			294,916
		Common and Collective Funds
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N	181,295
		Mutual Funds
	Dodge & Cox	Dodge & Cox Income Fund	1,622
	PIMCO	Pimco Global Bond Unhedged	1,682
	Vanguard Group	Vanguard Total Bond Market Index Fund	269,587
	Affiliated Managers Group	AMG TimesSquare Small Cap Growth Fund	30,439
	Macquaire Group	Delaware Small Cap Value Fund	84,633
	DFA Securities LLC	DFA USA Large Cap Value	90,403
	Dodge & Cox	Dodge & Cox International Stock Fund	25,134
	T Rowe Price	T Rowe Price Growth Stock Fund	110,930
	Vanguard Group	Vanguard Institutional Index Fund	394,930
	Vanguard Group	Vanguard Mid Cap Index Fund	2,530
	Vanguard Group	Vanguard Small Cap Index Institutional Fund	13,191
	Vanguard Group	Vanguard Total International Stock Index Fund	10,441
	Vanguard Group	Vanguard Target Retirement Fund	46,322
	Vanguard Group	Vanguard Target Retirement Fund 2015	155,867
	Vanguard Group	Vanguard Target Retirement Fund 2020	48,569
	Vanguard Group	Vanguard Target Retirement Fund 2025	382,748
	Vanguard Group	Vanguard Target Retirement Fund 2030	148,267
	Vanguard Group	Vanguard Target Retirement Fund 2035	511,824
	Vanguard Group	Vanguard Target Retirement Fund 2040	152,566
	Vanguard Group	Vanguard Target Retirement Fund 2045	282,485
	Vanguard Group	Vanguard Target Retirement Fund 2050	90,464
	Vanguard Group	Vanguard Target Retirement Fund 2055	18,753
	Vanguard Group	Vanguard Target Retirement Fund 2060	1,872
		Total Mutual Funds	2,875,259

		Participant Loans **
*	Plan participants	Notes receivable from participants	294,558
		Total Investments	$3,646,028

(d)	Cost is omitted in accordance with Department of Labor CFR 2520.103-10, as all investments are participant directed.
*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 6.25%; maturity dates range from 2018 to 2026.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 17, 2019, relating to the financial statements and supplemental schedule appearing in this Annual Report on Form 11-K of the McCormick 401(k) Retirement Plan and the Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. for the one month ended December 31, 2018 and the year ended November 30, 2018.

Form	Registration Number	Date Filed
S-8	333-230556	03/28/2019
S-8	333-220665	09/27/2017
S-8	333-187703	04/03/2013
S-8	333-186250	01/28/2013
S-8	333-158573	04/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	04/02/2008
S-3	333-147809	12/04/2007
S-8	333-142020	04/11/2007
S-3	333-122366	01/28/2005
S-8	333-114094	03/31/2004
S-8	333-57590	03/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	03/24/1999
S-3	333-47611	03/09/1998
S-8	333-23727	03/21/1997
/s/ SB & Company LLC
May 17, 2019
Hunt Valley, Maryland

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061